UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

August 21, 2019

(Date of Report (Date of earliest event reported))

Blockstack PBC

(Exact name of registrant as specified in its charter)

Delaware	46-3116269
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

101 W. 23rd St. Ste 224

New York, NY 10011

(Address of principal executive offices)

(212) 634-4254

(Registrant’s telephone number, including area code)

Stacks Tokens

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

On August 21, 2019, Blockstack PBC (the “Company”) amended and restated its engagement letter with 99 Duxton Pte. Ltd., a Singapore private company limited by shares d/b/a Spartan Group (“Spartan Group”),  amending the letter originally entered into on February 7, 2019 and amended on June 23, 2019 (the “Engagement Letter”), in order to revise the fee structure set out therein (as described below).  Pursuant to the Engagement Letter, Spartan Group will provide consulting services to the Company with respect to its offering of its Stacks Tokens in Asia (the “Regulation S Sale”), made in compliance with Regulation S of the Securities Act of 1933, as amended (“Regulation S”). These services include (i) development of a comprehensive go-to-market strategy for the Company in Asia, (ii) building out a strong foundation for the Company ecosystem in Asia through coordination of events, community and public relations, (iii) active involvement in structuring of the offerings in Asia, including assistance with the legal, compliance and tax decision making and designing and managing of the investment process.  In exchange for these services, the Company will pay to Spartan Group a $20,000 monthly retainer payable in U.S. dollars for the term of the Engagement Letter (with a minimum retainer payment of $80,000); this term is to last a minimum of 12 months , except that the Engagement Letter may be terminated upon 30 days’ notice by either party.  The Engagement Letter may also be terminated immediately by either party for cause, with a 15 day cure period for Spartan Group in the event of termination by the Company.

The Company will also be required to pay a success fee (the “Success Fee”) to Spartan Group, in connection solely with sales to purchasers located outside the United States made in the Regulation S Sale in the following countries: China, South Korea, Japan, Hong Kong, Taiwan, member states of the Association of Southeast Asian States (including Indonesia, Malaysia, Philippines, Singapore, Thailand, Vietnam, Laos and Cambodia), India, Australia and New Zealand (the “Subject Countries”), including purchasers both domiciled in the Subject Countries and those whose key decisions are made in the Subject Countries despite offshore incorporation.  The Success Fee will be calculated based on certain percentages applied to successive tiers of aggregate sales in the Regulation S Sale to purchasers in the Subject Countries, regardless of whether the sales result from any actions taken by Spartan Group.  Blockstack anticipates that aggregate sales in the Regulation S Sale will not exceed $10,000,000, that these sales will predominantly be in the Subject Countries, and that the amount of the Success Fee paid to Spartan Group will be greater than $600,000 and will not exceed $750,000.  One half of the Success Fee will be payable in U.S. dollars and one half will be payable in Stacks Tokens, in a separate issuance to be made under Regulation S pursuant to definitive documentation to be negotiated later following the conclusion of the Regulation S Sale, at a price of $0.25 per token (equal to that paid by purchasers in the Regulation S Sale); the mechanism of payment of the Success Fee and the exact services provided under the Engagement Letter may also be renegotiated to the extent they conflict with applicable law.  The tokens paid as part of the Success Fee will be subject to a restriction on their transfer for one year and one day following the closing of the Regulation S Sale.  The Success Fee will be payable following termination of the Engagement Letter if the Company terminates the Engagement Letter not for cause and the Company consummates the Regulation S Sale on substantially similar terms within six months following such termination.

Spartan Group has also represented in the Engagement Letter that it is a “non-U.S. person” as such term is defined in Regulation S and that it is not currently registered as a broker-dealer with the U.S. Securities and Exchange Commission or a member of the Financial Industry Regulatory Authority.   The Company has agreed in the Engagement Letter to indemnify Spartan Group for damages arising from, and to provide advancement of legal expenses incurred in actions, proceedings, or investigations in connection with, Spartan Group’s engagement or any issuance of Stacks Tokens under the Regulation S Sale.  The Company’s potential liability with respect to the Engagement Letter, including such indemnification and advancement obligations, is uncapped.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLOCKSTACK PBC

	By:	/s/ Muneeb Ali
	Name:	Muneeb Ali
	Title:	Chief Executive Officer

Date: August 22, 2019